March 30, 2005

To:	Brian K. Bhandari
Staff Accountant
United States Securities and Exchange Commission
Office of Emerging Growth Companies
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	US Biodefense, Inc.
Form 8-K filed 03/18/05
File No.: 000-31431

Dear Mr. Bhandari:

The following are the Company’s responses and revisions to its filing pursuant to your letter dated March 24, 2005:

Form 8-K filed March 18, 2005

1.    Upon review of the Company’s Form 10-KSB filed March 16, 2004, we noted a going concern audit opinion modification.  Please amend your Form 8-K to address this opinion modification in accordance with Item 304(a)(1)(ii) of Regulation S-B.

The disclosure has been amended as follows:

On March 17, 2005, the Board of Directors of the Company approved the dismissal of Beckstead and Watts, LLP as its principal certifying accountants.  None of the reports of Beckstead and Watts, LLP on the financial statements of the Company contained any adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles, except as follows: Beckstead and Watts, LLP’s report on our financial statements as of and for the year ended November 30, 2003 contained a separate paragraph, stating that:

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 3 to the financial statements, the Company has had limited operations and have not commenced planned principal operations.  This raises substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 3.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.    Please amend your Form 8-K to indicate the appropriate level of corporate approval (e.g. Board of Directors) for the dismissal of Beckstead & Watts, LLP, in accordance with Item 304(a)(1)(iii) of Regulation S-B.

The appropriate disclosure has been included, as follows:

On March 17, 2005, the Board of Directors of the Company approved the dismissal of Beckstead and Watts, LLP as its principal certifying accountants.

3.    Upon review of the predecessor auditor letter filed as an exhibit to the Form 8-K filing, we noted a possible violation of Section 402(a) of the Sarbanes-Oxley Act prior to dismissal.  Please amend your Form 8-K to properly disclose the information required under Items 304(a)(1)(iv) and 304(a)(2)(ii) as applicable.  Otherwise, tell us why this is not a reportable event or disagreement as described under Item 304 of Regulation S-B.

The following disclosure has been added:

While auditing the Company’s financial statements for the year ended November 30, 2004, Beckstead and Watts, LLP notified management of the Company of certain transactions, which may have been made in violation of Section 402 (a) of the Sarbanes-Oxley Act of 2002.  Beckstead and Watts, LLP discussed a possible expansion of audit procedures.  In relation to such expanded audit procedures, Beckstead and Watts, LLP proposed a substantial increase in audit fees.

4.    Please amend your Form 8-K to disclose the engagement date of Randy Gruber, CPA in accordance with 304(a)(2) of Regulation S-B.

The date Mr. Gruber has been engagement is disclosed as follows:

As of March 18, 2004, the Company has subsequently engaged E. Randall Gruber, CPA as its independent accountants for the fiscal year ending November 30, 2004.

5.    We noted the Company engaged a new certifying accountant for the “fiscal year ending December 31, 2004.”  We also noted the Company was on an 11/30 fiscal year per the Company’s Form 10-KSB filed on March 16, 2004.  This appears to be a change in fiscal year from 11/30 to 12/31.  If this is the case, please note that the Company still must filed a Form 10-KSB for the fiscal year ended November 30, 2004 (also, the one month transition period must be audited and included in the 10-KSB) in accordance with Section 240.13a-10 of the Exchange Act Rules.  If the reference to the 11/30 is a mistake, please correct the disclosure in the filing.

The Company’s fiscal year end is November 30.  The disclosure has been amended appropriately.

6.    Please file an updated letter from Beckstead & Watts, LLP, if applicable, as an Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-B.  This letter should reflect their agreement or disagreement with any updated disclosures in an amended Form 8-K filing.

An update letter from Beckstead and Watts, LLP has been filed as Exhibit 16 to the amended Form 8-K.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact us at (626) 961-0562.

Sincerely,

/s/ David Chin

David Chin

President